UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 15, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 15, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: April 15, 2011
11-20-TR

Teck Inaugurates New Concentrator at Carmen de Andacollo

Andacollo, Chile - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) held an inauguration ceremony today to celebrate the recent start of operations at its new Carmen de Andacollo copper concentrator.  The new concentrator, which reached commercial production on October 1, 2010, has extended the mine life by approximately 20 years, increased production capacity and created approximately 350 new jobs.

“Carmen de Andacollo is a very important part of Teck,” said Don Lindsay, president and chief executive officer of Teck.  “This has been a very special day for the entire Teck team and this inauguration is the culmination of the efforts of hundreds of individuals over many years. It is a testimony to the outstanding contributions of our valued employees, who have worked in partnership with contractors, suppliers and government officials to make this project a success.”

Mines and Energy Minister Laurence Golborne and other government officials attended the event along with business partners, suppliers, community members, employees and other distinguished guests.

The development and construction of the current expansion at Carmen de Andacollo was approved in August 2006 and construction of the mine’s copper concentrator project was completed in late 2009, followed by commissioning and first production in February 2010. In October 2010, the mine achieved commercial production.

The project cost was approximately US$440 million and the mine’s production for 2011 is expected to be approximately 65,000 tonnes of copper in concentrate.  In addition, 2011 production of copper cathode is expected to be approximately 7,000 tonnes. Work is ongoing to optimize the mill circuit of the new plant to increase throughput.

Teck also announced it will undertake a new expansion study to examine the feasibility of adding an additional SAG mill, ball mill, and other associated plant and equipment aimed at increasing annual production at Carmen de Andacollo to approximately 100,000 to 120,000 tonnes of copper in concentrate.  The study will include drilling to confirm additional ore reserves and will address key issues including permitting requirements.  The study is expected to be complete by the end of the fourth quarter of 2011.

“As we work to optimize the new concentrator we will look at ways to increase production even further at Carmen de Andacollo with the goal of adding new production and jobs to the mine,” said Mr. Lindsay.  “There is potential to convert resources to reserves and the study will determine the feasibility of expansion from a technical, economic and permitting perspective.”

Teck is also actively engaged in various projects to expand capacity and increase the working lives of our major copper mines and to develop new copper projects.  In Chile, Teck is undertaking a feasibility study, expected to be complete in early 2012, to expand its Quebrada Blanca mine by developing production from the hypogene resource that underlies the supergene deposit. Production is expected to be approximately 200,000 tonnes per year of copper contained in concentrate plus approximately 5,100 tonnes per year of molybdenum in concentrate over an estimated mine life of approximately 30 years. Assuming a positive feasibility study and a decision to undertake project development, production from the concentrator could commence in 2016.

Also in Chile, the undeveloped greenfields deposit at Relincho is under study and has the potential to become a major copper-producing asset.  The prefeasibility study is expected to be completed in the third quarter of 2011.  Relincho has the potential to produce approximately 190,000 tonnes per year of copper in concentrate and 7,000 tonnes per year of molybdenum in concentrate over an estimated mine life of over 20 years.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws.  These forward-looking statements  include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production, earnings and cash flow, our plans for our copper development projects, expected progress in engineering studies and mine lives and future production rates for our copper development projects,. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for our development projects availability of water and power, engineering assumptions based on preliminary studies regarding various technical matters, the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based.  The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and failure of partners  or other counterparties to perform their contractual obligations.

Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2010, filed on SEDAR and on EDGAR under cover of Form 40F.

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About Teck Carmen de Andacollo
Carmen de Andacollo is an open pit mining operation located in central Chile, adjacent to the town of Andacollo, approximately 55 kilometers southeast of La Serena and 350 kilometers north of Santiago.  Teck has a 90% interest in the mine, with ENAMI holding the remaining 10%.  The operation now produces copper in concentrates from the hypogene portion of the orebody and is winding down its copper cathode production from the supergene portion of the orebody.  Carmen de Andacollo is one of two mines Teck currently operates in Chile.  The second mine, Quebrada Blanca, is located in the Tarapaca region.  Together, these mines produce more than 150,000 tonnes of copper per year and employ over 1,500 people in these regions of the country.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contacts:
Claudia Onetto
Manager Public Affairs, Chile
Tel 56-2-4645739
Claudia.onetto@teck.com

Marcia Smith
Vice President Corporate Affairs
Tel 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice President Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

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